SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

InfraREIT, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45685L 100

(CUSIP Number)

David Hernandez

c/o Hunt Consolidated, Inc.

1900 N. Akard Street

Dallas, TX 75201

Tel: (214) 978-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Hunt Consolidated, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,175,942*
	8	Shared voting power 454,102§
	9	Sole dispositive power 15,175,942*
	10	Shared dispositive power 565,023+
11	Aggregate amount beneficially owned by each reporting person 15,740,965°
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 26.5%±
14	Type of reporting person CO – corporation

*	Consists of (i) 5,500 shares of common stock, par value $0.01 per share (“Common Stock”), of InfraREIT, Inc., a Maryland corporation (“InfraREIT Inc.”), held by Hunt Transmission Services, L.L.C. (“HTS”), a subsidiary of Hunt Consolidated, Inc. (“Hunt Consolidated”), and (ii) 15,170,442 common units (“common units”) representing limited partnership interests in InfraREIT Partners, LP (the “Operating Partnership”) held by HTS. Common units are redeemable for cash or, at InfraREIT Inc.’s election, shares of Common Stock on a one-for-one basis.
§	Consists of 454,102 common units held by Electricity Participant Partnership, LLC (“EPP”), which is a subsidiary of Hunt Consolidated, for the benefit of current and former employees and service providers to Hunt Consolidated (“EPP Units”). Hunt Consolidated shares voting and dispositive power with respect to the EPP Units.
+	Consists of the EPP Units described above. Also includes (i) 19,335 shares of Common Stock and (ii) 91,586 common units granted as incentive compensation to and held by current Hunt Consolidated employees, which are subject to vesting (the “Compensation Securities”). Hunt Consolidated shares dispositive power with respect to the Compensation Securities.
°	Consists of (i) the shares of Common Stock and common units held by HTS described above, (ii) the EPP Units and (iii) the Compensation Securities.
±	In computing the percentage ownership, the reporting person has assumed that (i) there are 43,778,490 shares of Common Stock outstanding, as reported by InfraREIT Inc. in its Quarterly Report on Form 10-Q for the period ended March 31, 2017 and (ii) the common units beneficially owned by the reporting person have been exchanged for shares of Common Stock on a one-for-one basis and that those shares are outstanding but that no common units held by other persons have been exchanged for shares of Common Stock.

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Hunter L. Hunt
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States Citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 15,630,044*
	9	Sole dispositive power 0
	10	Shared dispositive power 15,740,965§
11	Aggregate amount beneficially owned by each reporting person 15,740,965§
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 26.5%+
14	Type of reporting person IN – individual

*	Consists of (i) 5,500 shares of Common Stock held by HTS, (ii) 15,170,442 common units held by HTS and (iii) the EPP Units (collectively, the “Subject Securities”). The EPP Units are held by EPP for the benefit of current and former employees and service providers to Hunt Consolidated. Hunt Consolidated shares voting and dispositive power with respect to the EPP Units. Mr. Hunt is Co-Chairman and Co-CEO of Hunt Consolidated and controls Hunt Consolidated through one or more intermediaries. Common units are redeemable for cash or, at InfraREIT Inc.’s election, shares of Common Stock on a one-for-one basis.
§	Consists of (i) the Subject Securities and (ii) the Compensation Securities held by Hunt Consolidated employees but which remain subject to vesting and consist of (x) 19,335 shares of Common Stock and (y) 91,586 common units. Hunt Consolidated shares dispositive power with respect to the Compensation Securities. Mr. Hunt is Co-Chairman and Co-CEO of Hunt Consolidated and controls Hunt Consolidated through one or more intermediaries.
+	In computing the percentage ownership, the reporting person has assumed that (i) there are 43,778,490 shares of Common Stock outstanding, as reported by InfraREIT Inc. in its Quarterly Report on Form 10-Q for the period ended March 31, 2017 and (ii) the common units beneficially owned by the reporting person have been exchanged for shares of Common Stock on a one-for-one basis and that those shares are outstanding but that no common units held by other persons have been exchanged for shares of Common Stock.

SCHEDULE 13D

Explanatory Note

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6” or this “Schedule 13D”) is being jointly filed by Hunt Consolidated, Inc., a Delaware corporation (together with its subsidiaries, “Hunt Consolidated”), and Hunter L. Hunt, a citizen of the United States and member of the board of directors (the “Board”) of InfraREIT, Inc., a Maryland corporation (“InfraREIT Inc.” and, together with its subsidiaries, the “Company”). Mr. Hunt is Co-Chairman and Co-CEO of Hunt Consolidated and controls Hunt Consolidated through one or more intermediaries. Hunt Consolidated and Mr. Hunt are collectively referred to as the “Reporting Persons.” This Amendment No. 6 amends, solely to the extent set forth herein, the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on February 17, 2015, which was (i) amended and restated in its entirety by Amendment No. 4 to the Schedule 13D filed by the Reporting Persons with the Commission on July 11, 2016 and (ii) further amended and restated to the extent set forth in Amendment No. 5 to the Schedule 13D filed by the Reporting Persons with the Commission on February 28, 2017 (“Amendment No. 5”). This Amendment No. 6 relates to the common stock, par value $0.01 per share, of InfraREIT Inc. (“Common Stock”), including common units (“common units” and, together with the Common Stock, “Securities”) representing limited partnership interests in InfraREIT Partners, LP, a Delaware limited partnership (the “Operating Partnership”).

The Reporting Persons are filing this Amendment No. 6 to (i) reflect the entry into certain agreements with Oncor Electric Delivery Company LLC (“Oncor”) and certain other parties providing for or relating to the Asset Transactions (as defined below), (ii) reflect the Reporting Persons’ intention to continue developing and evaluating scenarios involving possible alternatives to the current business structures and arrangements in place between the Company, on the one hand, and Hunt Consolidated and its affiliates, on the other hand, in light of certain risks and uncertainties that will continue whether or not the Asset Transactions are consummated and (iii) update the Reporting Persons’ beneficial ownership reported herein to give effect to the disposition of certain Securities pursuant to internal Hunt Consolidated incentive plans that pre-date InfraREIT Inc.’s initial public offering, the terms of which require a distribution to incentive plan award recipients, comprised of current and former employees and service providers to Hunt Consolidated, on or around the fifth anniversary of the grant date of the applicable award.

InfraREIT Inc. is a real estate investment trust (“REIT”) that owns rate-regulated electric transmission and distribution assets in the State of Texas. The Company is externally managed by Hunt Utility Services, LLC, a Delaware limited liability company (“Hunt Manager”), which is a subsidiary of Hunt Consolidated.

Item 2.	Identity and Background

Item 2 is hereby supplemented and amended as follows:

(d) and (e). During the last five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named on Appendix A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented and amended as follows:

As described in Item 4 of Amendment No. 5, Sharyland Utilities, L.P. (“Sharyland”) and Sharyland Distribution & Transmission Services, L.L.C. (“SDTS”) filed an amended rate case application with the PUCT on December 30, 2016 (the “Sharyland Rate Case”). In light of the significant risks and uncertainties associated with the Sharyland Rate Case, Hunt Consolidated disclosed in Item 4 of Amendment No. 5 that it had decided to begin developing and evaluating scenarios that may involve possible Alternative Arrangements (as defined in Amendment No. 5) to the current business structures and arrangements in place between InfraREIT Inc. and its subsidiaries, including the Operating Partnership and SDTS, on the one hand, and Hunt Consolidated and its subsidiaries and affiliates, including Sharyland, on the other hand. One of the Alternative Arrangements identified in such amendment was a possible sale by InfraREIT Inc. of all or certain of its assets or operations to a third party.

After the commencement of the Sharyland Rate Case, Oncor also commenced its own rate case before the PUCT and certain cities with original jurisdiction (the “Oncor Rate Case”). In connection with settlement discussions that were held with various parties to the Sharyland Rate Case and the Oncor Rate Case, as applicable, the officers of Oncor and InfraREIT Inc. began discussing a potential transaction that would involve the acquisition by Oncor of all or a substantial portion of the electric distribution assets of SDTS in exchange for electric transmission assets of Oncor. At the request of InfraREIT Inc., Sharyland cooperated with InfraREIT Inc. in providing information necessary for InfraREIT Inc. to evaluate and respond to Oncor’s proposal. After InfraREIT Inc. and Oncor began negotiations in earnest on the potential transaction, Oncor and Sharyland began to discuss a sale to Oncor of certain personal property of Sharyland that is used in connection with the operation of the electric distribution assets of SDTS.

On July 21, 2017, (i) SDTS, (ii) Sharyland, (iii) a wholly owned subsidiary of Sharyland, (iv) Oncor and (v) a wholly owned subsidiary of Oncor entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for certain asset exchange or asset sale transactions (collectively, the “Asset Transactions”) between Oncor on the one hand and each of SDTS and Sharyland on the other hand, in each case to be carried out in the form of statutory mergers. In particular, the Merger Agreement provides that SDTS will exchange approximately $400 million of electric distribution and transmission assets owned by it (the “SDTS Asset Package”) for approximately $380 million of electric transmission assets of Oncor located in west and central Texas (the “Oncor Asset Package”) and approximately $20 million in cash from Oncor, subject to customary adjustments to be made at and following the closing of the Asset Transactions (the “Closing”). In addition, the Merger Agreement provides that Sharyland will sell certain personal property of Sharyland that is used in connection with the operation of the SDTS Asset Package to Oncor in exchange for a cash payment in the amount of approximately $4 million, after taking into account estimates of certain customary adjustments to be made at and following Closing. At the Closing, the SDTS Asset Package, which is being disposed of by SDTS, will be released from the existing leases (the “Leases”) between SDTS and Sharyland. In addition, at the Closing, it is expected that the Oncor Asset Package, which is being acquired by SDTS, will be leased by SDTS to Sharyland on terms to be negotiated by the parties that will be similar to those of the Leases. Upon consummation of the Asset Transactions, Sharyland will exit the retail distribution business.

At the time of the execution of the Merger Agreement, Sharyland and SDTS also entered into an agreement with certain parties to the Sharyland Rate Case, which, if approved by the PUCT, would result in the dismissal of the Sharyland Rate Case upon consummation of the Asset Transactions. For information regarding the terms of dismissal of the Sharyland Rate Case, please refer to the Form 8-K filed by InfraREIT Inc. with the Commission on the date hereof.

The Asset Transactions involving SDTS were negotiated on behalf of SDTS by the officers of InfraREIT Inc. and were approved by the Board. Certain actions in connection with such Asset Transactions were also approved by the Conflicts Committee of the Board. Approval of the Asset Transactions by the stockholders of InfraREIT Inc. is not being sought by InfraREIT Inc. The Asset Transactions involving Sharyland were negotiated on behalf of Sharyland by its officers and were approved by its general partner, which is an affiliate of Hunt Consolidated.

The Closing is subject to the satisfaction of a number of conditions, including, but not limited to, (i) the approval by the PUCT of, among other things, (x) the Asset Transactions, (y) the dismissal of the Sharyland Rate Case and (z) the settlement of the Oncor Rate Case, in each case on terms consistent with those proposed by the relevant parties; (ii) Oncor’s parent company obtaining the consent of the U.S. Bankruptcy Court for the District of Delaware with respect to the Asset Transactions; (iii) SDTS obtaining certain consents from its lenders; (iv) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and (v) other customary closing conditions. Under the terms of the Merger Agreement, SDTS, Sharyland and Oncor are required to file with the PUCT a joint application for sale, transfer, or merger with respect to the Asset Transactions no later than August 4, 2017.

In connection with the Merger Agreement, on July 21, 2017, SDTS and Sharyland entered into a letter agreement (the “Side Letter”) pursuant to which they agreed to certain terms and conditions (i) to address the actual or potential conflicts of interest arising between SDTS and Sharyland in connection with the Asset Transactions (the “Conflicts Matters”), in light of the parties’ relative rights and obligations under the Leases and (ii) setting forth certain other agreements between them related to the Merger Agreement and the Asset Transactions. Specifically, the Side Letter includes, among other things, (a) certain representations and warranties of Sharyland that correspond to representations and warranties of SDTS under the Merger Agreement relating to certain matters for which SDTS relies, in whole or in part, upon Sharyland under the Leases and as operator of the leased property; (b) a mutual covenant of SDTS and Sharyland to not take actions that would cause the other party to breach the Merger Agreement; and (c) an allocation of expenses incurred in connection with the Asset Transactions. The Side Letter also provides that SDTS and Sharyland will amend the Leases at Closing to reflect SDTS’ rights related to funding and ownership of future capital expenditure rights in the service territory previously certificated to Sharyland and will cooperate to resolve other matters arising in connection with the Asset Transactions, including evidencing the release of the SDTS Asset Package from the Leases upon the Closing.

A copy of the Merger Agreement and Side Letter (the “Agreements”) are filed as exhibits to this Amendment No. 6. The Agreements are being attached as exhibits in order to provide investors with information with respect to their terms and the transactions contemplated thereby, and the foregoing descriptions of certain provisions of the Merger Agreement and Side Letter are qualified in their entirety by reference to such exhibits. The Agreements are not, however, intended to provide any other factual information about InfraREIT Inc., SDTS, Sharyland, Oncor or any of their respective subsidiaries, affiliates, businesses, assets or liabilities. The representations, warranties and covenants contained in the Agreements were made solely for purposes of those agreements and as of specific dates; were solely for the benefit of the parties to the Agreements; and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreements instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, such representations, warranties and covenants (i) will not survive consummation of the Asset Transactions, unless otherwise specified in the applicable Agreement, and (ii) were made only as of the date of the Agreements or such other date as is specified in the Agreements. Stockholders of InfraREIT Inc. and other investors are not third-party beneficiaries of the Agreements and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of InfraREIT Inc., SDTS, Sharyland, Oncor or any of their respective subsidiaries, affiliates, businesses, assets or liabilities. Moreover, information relating to the subject matter of the representations, warranties and covenants may change after the date of the Agreements, which subsequent information may or may not be fully reflected in public disclosures by InfraREIT Inc. or any of the other parties.

If the Asset Transactions are consummated and the Sharyland Rate Case is dismissed, certain of the risks and uncertainties described in Amendment No. 5, and particularly those arising from the Sharyland Rate Case, will be reduced, mitigated or deferred until a future date. Nevertheless, a number of the risks and uncertainties described in Amendment No. 5 will continue to exist after the consummation of the Asset Transactions or are likely to arise in the future, whether in connection with a new rate case to be commenced in the future with respect to Sharyland and SDTS or otherwise. Accordingly, Hunt Consolidated will continue to develop and evaluate scenarios and consider Alternative Arrangements, including each of the arrangements described in Amendment No. 5. For example, Hunt Consolidated will evaluate lease arrangements to be implemented between SDTS and Sharyland with respect to the Oncor Asset Package to be acquired by SDTS pursuant to the Merger Agreement. Similarly, Hunt Consolidated will evaluate whether, from its perspective, it would be desirable and practicable to make changes to the agreements concerning project development that are currently in place among InfraREIT Inc., the Operating Partnership, Sharyland and HTS. Furthermore, Hunt Consolidated is developing and evaluating scenarios and will consider Alternative Arrangements that may consist of or involve (a) a “de-REIT” transaction in which InfraREIT Inc. would elect to no longer be treated as a REIT for federal income tax purposes, (b) a sale by InfraREIT Inc. of all or certain of its assets or operations to a third party, (c) a business combination between InfraREIT Inc. and a third party, (d) a business combination between InfraREIT Inc. or SDTS and Sharyland, (e) an acquisition of InfraREIT Inc. by or involving Hunt Consolidated or (f) other transactions that would significantly alter the organizational structure, business or ownership of InfraREIT Inc. In connection with any such Alternative Arrangements, Hunt Consolidated or its affiliates expect to engage in discussions with other interested parties, including investors in InfraREIT Inc. or the Operating Partnership, financing sources and other third parties, and may elect to engage one or more legal and financial advisors to assist them in considering or effecting any such Alternative Arrangement.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended solely as follows:

(a), (b) The information set forth in Rows 7 through 13 of the cover page of this Schedule 13D for each Reporting Person is incorporated herein by reference. Amounts include (i) 5,500 shares of Common Stock and 15,624,544 common units owned directly by Hunt Consolidated or one of its subsidiaries and (ii) the Compensation Securities described in (d) below. Mr. Hunt is Co-Chairman and Co-CEO of Hunt Consolidated and controls Hunt Consolidated through one or more intermediaries and, therefore, may be deemed the beneficial owner of such Securities. Mr. Hunt disclaims beneficial ownership of the Securities, except to the extent of his pecuniary interest therein. The percentage amount set forth in Row 13 on the cover page for each Reporting Person is calculated, as discussed in Item 4 above, based upon 59,494,620 shares of Common Stock outstanding, which assumes that the common units beneficially held by the Reporting Persons have been exchanged, one-for-one, for shares of Common Stock, but that no units held by other persons have been exchanged for shares.

(c) On July 24, 2017, Electricity Participant Partnership, LLC (“EPP”), which is a subsidiary of Hunt Consolidated, distributed 1,080,136 common units pursuant to certain incentive plans that pre-date InfraREIT Inc.’s initial public offering. The terms of such plans required a distribution to incentive plan award recipients, comprised of current and former employees and service providers to Hunt Consolidated, on or around the fifth anniversary of the grant date of the applicable award.

(d) An aggregate of 454,102 of the common units beneficially owned by the Reporting Persons are held by EPP for the benefit of current and former employees and service providers to Hunt Consolidated. Additionally, Hunt Consolidated shares dispositive power with respect to an aggregate of (i) 19,335 shares of Common Stock and (ii) 91,586 common units granted as incentive compensation to, and currently held by, Hunt Consolidated employees, but remain subject to vesting (the “Compensation Securities”). The beneficiaries of the Securities described in the preceding two sentences have the right to receive distributions from such Securities.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby supplemented as follows:

Exhibit 99.9:	Agreement and Plan of Merger, dated as of July 21, 2017, by and among Sharyland Distribution & Transmission Services, L.L.C., Sharyland Utilities, L.P., SU AssetCo, L.L.C., Oncor Electric Delivery Company LLC and Oncor AssetCo LLC (incorporated herein by reference to Exhibit 2.1 to the InfraREIT Inc. Current Report on Form 8-K dated as of July 21, 2017 and filed on July 24, 2017).

Exhibit 99.10:	Letter Agreement, dated as of July 21, 2017, by and between Sharyland Distribution & Transmission Services, L.L.C. and Sharyland Utilities, L.P. (incorporated herein by reference to Exhibit 10.1 to the InfraREIT Inc. Current Report on Form 8-K dated as of July 21, 2017 and filed on July 24, 2017).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 is true, complete and correct.

July 24, 2017	HUNT CONSOLIDATED, INC.

	By:	/s/ Gregory S. Imhoff
	Name:	Gregory S. Imhoff
	Title:	Attorney-In-Fact

/s/ Gregory S. Imhoff as Attorney-In-Fact for Hunter L. Hunt

EXHIBIT INDEX

The exhibit index is hereby supplemented as follows:

Exhibit 99.9:	Agreement and Plan of Merger, dated as of July 21, 2017, by and among Sharyland Distribution & Transmission Services, L.L.C., Sharyland Utilities, L.P., SU AssetCo, L.L.C., Oncor Electric Delivery Company LLC and Oncor AssetCo LLC (incorporated herein by reference to Exhibit 2.1 to the InfraREIT Inc. Current Report on Form 8-K dated as of July 21, 2017 and filed on July 24, 2017).

Exhibit 99.10:	Letter Agreement, dated as of July 21, 2017, by and between Sharyland Distribution & Transmission Services, L.L.C. and Sharyland Utilities, L.P. (incorporated herein by reference to Exhibit 10.1 to the InfraREIT Inc. Current Report on Form 8-K dated as of July 21, 2017 and filed on July 24, 2017).

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF HUNT CONSOLIDATED, INC.

The following tables set forth the names, positions and present principal occupations or employment and business addresses of the members, directors and executive officers of Hunt Consolidated, Inc. All the individuals listed below are citizens of the United States.

Name	Position at Hunt Consolidated, Inc.	Present Principal Occupation or Employment and Business Address

Ray L. Hunt	Executive Chairman, Director	1900 N. Akard Street Dallas, Texas 75201

Hunter L. Hunt	Co-CEO, Co-Chairman, Co-President, Director	1900 N. Akard Street Dallas, Texas 75201

Christopher W. Kleinert	Co-CEO, Co-Chairman, Co-President, Director	1900 N. Akard Street Dallas, Texas 75201

David C. Hernandez	Executive Vice President, General Counsel, Director	1900 N. Akard Street Dallas, Texas 75201

Jamie A. Beggs	Senior Vice President, Chief Financial Officer	1900 N. Akard Street Dallas, Texas 75201

Kevin P. Campbell	Senior Vice President, Chief Information Officer	1900 N. Akard Street Dallas, Texas 75201

Bruce E. Cope	Senior Vice President, Chief Accounting Officer	1900 N. Akard Street Dallas, Texas 75201

Harry M. Dombroski	Senior Vice President	1900 N. Akard Street Dallas, Texas 75201

Paul E. Hoffman	Senior Vice President, Director	1900 N. Akard Street Dallas, Texas 75201

Jeanne L. Phillips	Senior Vice President	1900 N. Akard Street Dallas, Texas 75201

Dan G. Ray	Senior Vice President	1900 N. Akard Street Dallas, Texas 75201

James A. Savage, Jr.	Senior Vice President	1900 N. Akard Street Dallas, Texas 75201

Brian R. Swinford	Senior Vice President, Treasurer	1900 N. Akard Street Dallas, Texas 75201